February 7, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: John Dana Brown

RE:         OverNear, Inc. (formerly known as Awesome Living, Inc.)
Amendment No. 1 to
Form 10-12G
Filed November 9, 2010
File No. 000-54119

Dear Mr. Brown:

Set forth below are the responses of OverNear, Inc., formerly known as Awesome Living, Inc. (the “Company”), to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated November 24, 2010.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.

Exhibit 99.1

General

1.
While we note your response to our prior comment three, it does not appear that there is a valid business purpose for the spin-off.  Accordingly, please register the spin-off under the Securities Act of 1933.

Response:  We filed a Registration Statement on Form S-1 (the “S-1”) to register the spin-off shares on May 13, 2013.

2.
In this regard, please confirm your understanding that, pursuant to Rule 144(i) of the Securities Act, Rule 144 is not available for the resale of the securities of Innolog Holdings Corporation until the requirements of Rule 144(i)(2) have been satisfied.

Response:   We understand that, pursuant to Rule 144(i) of the Securities Act, Rule 144 is not available for the resale of the securities of Innolog Holdings Corporation until the requirements of Rule 144(i)(2) have been satisfied.

John Dana Brown
Securities and Exchange Commission
February 7, 2014

3.
We note your response to our prior comment four and reissue in part.  Please revise references to “Innolog” and “Innolog Holdings Corporation” throughout your information statement to more clearly identify each of the entities at different stages of the past merger transaction and proposed spin-off transaction.

Response:   We have addressed comments 3-22 of this letter to the extent still applicable in the Form S-1.  Concurrently with the submission of these responses we have also submitted a revised Form 10 Registration Statement (the “Form 10”), which incorporates information where applicable from the Form S-1.

We drafted our Form S-1 to make references to “Innolog” and “Innolog Holdings Corporation” to more clearly identify each of the entities at different stages of the merger and spin-off transactions.

4.
Additionally, please reconcile your statement on page two that you refer to uKarma Corporation prior to August 18, 2010 as “uKarma” with your statements throughout that you plan to make the distribution to holders of “Innolog” stock as of the August 12, 2010 record date.

Response:   The Form S-1 (and the Form 10 which incorporates such information by reference to the Form S-1) contains references to “uKarma” and “Innolog” that were drafted to more clearly identify each of the entities pre- and post- spin-off.

5.
Please revise to clarify throughout who currently owns Awesome Living common stock.  You state on page two that you are a wholly owned subsidiary of Innolog and on page 27 that Innolog currently owns all of your outstanding shares of common stock.  However you state on page 14 that there were three shareholders of record as of November 9, 2010, and on page 27 you discuss stock grants made on September 13, 2010.

Response:   The Form S-1 clarifies who owns our common stock and the Form 10 incorporates such information by reference to the Form S-1.

Summary, page 5

Our Business, page 5

6.
We note your response to our prior comment nine.  Please advise as to how the accumulated deficit is related to the parent company and will not carry over to Awesome Living given that the assets and liabilities of uKarma’s health and wellness business were transferred into Awesome Living on August 9, 2010.

Response:   Accumulated deficits are specific to a particular legal entity, and they are non-transferable among entities.  As each of Awesome Living (currently known as OverNear) and uKarma (currently known as Innolog) are separate entities and Awesome Living only purchased uKarma’s assets and liabilities, the parent company’s accumulated deficit stays with the parent company, or uKarma/Innolog.

John Dana Brown
Securities and Exchange Commission
February 7, 2014

7.	Additionally, please revise this section to disclose your monthly burn rate and the month you will run of funds without the addition of capital.

Response:   We have added such disclosures to the Form S-1 where applicable (which information is included in the Form 10 through incorporation by reference to the Form S-1).

Corporate Information and Structure, page 6

8.
We note your response to our prior comment ten.  While we note your disclosure that you expect the website www.awesomeliving.com will be complete by November 15, 2010, the website still appears to be under construction.  Please advise.

Response:  Our website is currently available at www.overnear.com and we have revised such disclosure accordingly in the Form S-1 (which information is included in the Form 10 through incorporation by reference to the Form S-1).

Risk Factors, page 7

Our historical financial information, page 8

9.	We note your response to our prior comment 12. Please revise to quantify the expected costs you will initially incur as a newly reporting company, or advise.

Response: Since the original filing of the Form 10 we have continued to be a reporting company and have reported related costs in all of our periodic filings with the SEC. We have also included a risk factor entitled “[t]he requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members” in the Form S-1 (which information is included in the Form 10 through incorporation by reference to the Form S-1) related to the ongoing requirements of being a reporting company and believe these updates are responsive to Comment 9.

The Spin-Off, page 13

10.	We note your response to our prior comment 16. Please explain to us why raising capital is listed as a reason for both the merger and the spin-off.

Response:   This section from the Form 10, as revised, is contained in the Form S-1.  The merger enabled the Company to raise $525,000 in capital, which was received as part of the merger.  The spin-off will enable the Company to raise additional capital for the reasons described in the Form S-1 under “THE SPIN-OFF – Reasons for the Spin-Off”, which information is incorporated by reference in the Form 10.

John Dana Brown
Securities and Exchange Commission
February 7, 2014

11.
We note your response to our prior comment 17 and reissue in part.  Please advise as to how the second and third bullets in this section create a significant opportunity and benefit as the merger of uKarma Corporation and Innolog Holdings Corporation only occurred on August 18, 2010 and the board of directors of Innolog approved the spin-off on August 10, 2010.

Response:  Given the Company’s change in line of business subsequent to the original filing of the Form 10, the Form S-1 (and information in the Form 10, as incorporated by reference to the Form S-1) now reflects updated reasons for and benefits of the spin-off.

Our Business, page 20

12.
We note your response to our prior comment 20.  Please revise throughout the section to indicate the status of the initiatives discussed.  While you often discuss milestones to be achieved before executing an initiative, it is not clear what preparatory steps, if any, you have taken for each initiative.

Response:  Given the Company’s change in line of business subsequent to the original filing of the Form 10, both the Form S-1 and the revised Form 10 (which includes information from the Form S-1 through incorporation by reference to the Form S-1) now reflect an entirely new Business section which we believe is responsive to Comment 12.

13.
Please revise your disclosure to discuss your current relationship with Eric Paskel and to balance references to Mr. Paskel to state, if true, that the consulting agreement with Mr. Paskel has ended and Mr. Paskel no longer has obligations to you under the agreement.  Please also advise how Mr. Paskel’s appearance on “The Amazing Race” was a TV opportunity for your business.

Response:  References to Mr. Paskel have been removed and do not appear in the Form S-1 or Form 10.

Planned Products and Services, page 20

Fitness and Relationship-oriented DVDs, page 20

14.
Please revise the last sentence in the first paragraph under this heading to discuss what is meant by your direct response marketing initiatives, to quantify the “necessary financing” and to discuss how you plan to obtain such financing.

Response:    Given the Company’s change in line of business subsequent to the original filing of the Form 10, the Form S-1 (which information is included in the Form 10 through incorporation by reference to the Form S-1) now reflects an entirely new Business section which we believe is responsive to Comment 14.

John Dana Brown
Securities and Exchange Commission
February 7, 2014

Planned Distributions and Sales, page 21

15.	Please revise your disclosure to state when you anticipate you will be in a capital position to continue to edit and test market your infomercial.

Response:   Given the Company’s change in line of business subsequent to the original filing of the Form S-1 (which information is included in the Form 10 through incorporation by reference to the Form S-1) now reflects an entirely new Business section which we believe is responsive to Comment 15.

Management, page 23

16.	We note your response to our prior comment 27. Please revise this section so that the dates listed in the table on page 23 match the dates in the paragraphs that follow.

Response:  We have revised this section accordingly in the Form S-1 (which information is included in the Form 10 through incorporation by reference to the Form S-1).

17.
Additionally please revise the background discussion for Mr. Tannous to discuss the dates he served as director and CFO at Health Sciences Group, Inc.  Additionally please balance reference to the peak market capitalization of Health Sciences Group, Inc. to discuss the market capitalization when Mr. Tannous left the company.

Response: We have revised this section accordingly in the Form S-1 (which information is included in the Form 10 through incorporation by reference to the Form S-1).

18.
We note your response to our prior comment 28.  Please state, if known, approximately how far “in the future” after the spin-off you intend to form audit and compensation committees and add independent directors.

Response:    To address your comments, we have added two new sections in the Prospectuses included in the Form S-1 (which information is included in the Form 10 through incorporation by reference to the Form S-1) under “Executive Compensation”, entitled “Committees of the Board” and “Independent Directors”.

Recent Sales of Unregistered Securities, page 27

19.	Please revise this section to state briefly the facts relied upon to make the exemption from registration available. Refer to Item 701 of Regulation S-K.

Response We have revised this section accordingly in the Form S-1 (which information is included in the Form 10 through incorporation by reference to the Form S-1).

John Dana Brown
Securities and Exchange Commission
February 7, 2014

Where You Can Find More Information, page 29

20.	Please revise the second paragraph of this section to clarify that you are currently subject to the information and reporting requirements of the Exchange Act.

Response:  The “WHERE YOU CAN FIND MORE INFORMATION” sections have been revised and clarified in the Form S-1.

21.
We note the first sentence of the fourth paragraph of this section.  Please revise to clarify what information you may refer to that is not contained in the information statement.  Alternatively, please delete this statement.

Response:  We have removed the referenced sentence.

Part II

Exhibit 10.4

22.
We note that the Amended and Restated Merger Agreement filed as Exhibit 10.4 to your registration statement does not include all of the schedules and exhibits to the agreement.  All agreement must be filed in full and include all attachments. Schedules and exhibits.  Please refile your Amended and Restated Merger Agreement so that it includes all attachments, schedules and exhibits.

Response:  The Company previously filed Exhibit A to the Amended and Restated Merger Agreement, the Articles of Merger between GCC Merger Sub Corporation and Innolog Group Corporation (August 18, 2010), as Exhibit 3.3 to Amendment No. 1 to the Form S-1 on August 27, 2013 and has further noted in footnote (1) to the Exhibit Table that such document forms Exhibit A to the Amended and Restated Merger Agreement and has been filed as Exhibit 3.3 instead of being filed separately as an exhibit to such Amended and Restated Merger Agreement.  Furthermore, the Company has noted that although the Amended and Restated Merger Agreement references a Schedule I, the Company is not aware of a Schedule I ever existing and as such the Schedule I filed as part of the Amended and Restated Merger Agreement is blank.

*          *          *

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Dana Brown
Securities and Exchange Commission
February 7, 2014

If you have any questions or further comments, please do not hesitate to contact our legal counsel at The Loev Law Firm, PC, Attention: David M. Loev or John S. Gillies at (713) 524-4110 or via fax at (713) 524-4122.

Sincerely,
OVERNEAR, INC.

/s/ Fred E. Tannous
Fred E. Tannous
Chief Executive Officer